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SEC FILE NUMBER
8-86706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LPS Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 E.52nd St, Suite 5001
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Tarleton (Name) (212) 441-3810 (Area Code – Telephone Number) JTarleton@LPScptl.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDG-CPAs
(Name – if individual, state last, first, and middle name)

76 N. Walnut St (Address) Ridgewood (City) NJ (State) 07450 (Zip Code)

02/18/2004 (Date of Registration with PCAOB)(if applicable) 1167 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _John Tarleton_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _LPS Capital LLC_____, as of _12/31_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



HOWARD MALZBERG
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MA4913510
Qualified in New York County
My Commission Expires: _Nov 23, 2025_
Notary Public

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LPS Capital LLC

Financial Statements

December 31, 2023

LPS Capital LLC
Index to the Financial Statements
December 31, 2023



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
LPS Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LPS Capital LLC as of December 31, 2023, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of LPS Capital LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LPS Capital LLC's management. Our responsibility is to express an opinion on LPS Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LPS Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Index to the Financial Statements has been subjected to audit procedures performed in conjunction with the audit of LPS Capital LLC's financial statements. The supplemental information is the responsibility of LPS Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as LPS Capital LLC's auditor since 2014.

BDG-CPAs, PC
Ridgewood, NJ
February 29, 2024

LPS Capital LLC

Statement of Financial Condition

As of December 31, 2023

Assets

Cash	$	459,293
Deposits with clearing organizations (cash of $2,929,765)		2,929,765
Receivables from broker-dealers and clearing organizations		971,126
Receivables from non-customers (no allowance)		290,684
Prepaid expenses and other assets		315,861
Total assets		4,966,729

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	1,132,141
Payable to broker-dealers and clearing organizations		707,383
Economic Injury Disaster Loan payable (see Note 11)		150,000
Due to related party		25,110
Income taxes payable		3,072
		2,017,706
Commitments, contingencies and guarantees		
Subordinated borrowings		1,100,000
Total liabilities		3,117,706
Member's equity		1,849,023
Total liabilities and member's equity	$	4,966,729

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Operations
For the year ended December 31, 2023

Revenues

Commissions revenue	$	14,099,214
Trading gains or losses, net		8,929,551
Commodities revenue		1,390
Fees earned		388,317
Total revenues		23,418,472

Expenses

Employee compensation and benefits	13,609,087
Clearing and execution expenses	5,758,221
Communications and data processing	2,256,852
Rent expense	332,916
Regulatory fees and expenses	153,994
Interest expense	16,625
Other expenses	1,201,404
Total expenses	23,329,099

Net income before income taxes		89,373
Income tax expense		2,112
Net income	$	87,261

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2023

Beginning Member's Equity	$	2,261,762
Member distributions		(500,000)
Net income		87,261
Ending Member's Equity	$	1,849,023

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2023

Subordinated borrowings at January 1, 2023	$	1,100,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
Subordinated borrowings at December 31, 2023	$	1,100,000

The accompaying notes are an integral part of the finanical statements.

LPS Capital LLC
Statement of Cash Flows
For the year ended December 31, 2023

Cash flows from operating activities		
Net income	$	87,261
Adjustments to reconcile net income to net cash used by operating activities		
Changes in assets and liabilities:		
Deposits with clearing organizations		(1,147,608)
Receivables from broker-dealers and clearing organizations		1,415,331
Receivables from non-customers, net		31,528
Receivable from related party		2,255
Prepaid expenses and other assets		(280,974)
Accounts payable and accrued expenses		(386,116)
Payable to broker-dealers and clearing organizations		(227,534)
Due to related parties		(1,315)
Income taxes payable		(49,682)
Total adjustments		(644,115)
Net cash used by operating activities		(556,854)
Net cash flows from investing activities		-
Cash flows from financing activities		
Member distributions		(500,000)
Net cash used by financing activities		(500,000)
Net decrease in cash		(1,056,854)
Cash, beginning of year		1,516,147
Cash, end of year	$	459,293
Cash paid during the year for:		
Interest	$	23,427
Income taxes		51,795

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Notes to Financial Statements
December 31, 2023

Note 1 – Organization and Nature of Business

Effective May 8, 2017, LPS Partners Inc., incorporated on June 24, 2010 under the laws of the State of California, was converted to LPS Capital LLC, a California single-member Limited Liability Company, (the "Company") through an exchange of Company shares for Membership units. For financial statement reporting, assets and liabilities transferred to the limited liability company were recorded at the predecessor corporation's historical cost basis.

The Company is a broker-dealer registered with the SEC since March 12, 2012 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company registered as an introducing broker (IB) with the Commodity Futures Trading Commission (CFTC) and National Futures Association (NFA) on April 23, 2015. The Company is wholly owned by LPS Partners LLC (the "Parent"), a New York domiciled limited liability company.

Note 2 – Summary of Significant Accounting Policies

ASC 606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

ASC 842 Leases

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842) ("ASC 842"). The objective of this ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. It is effective for public business entities for annual reporting periods beginning after December 15, 2018. The Company adopted the standard on January 1, 2019 using the modified retrospective approach. The new guidance provided by ASC 842 did not materially impact the Company's financial or regulatory capital. The lease is not in the name of the Company, but is in the name of the Parent. An expense sharing agreement has been established as described in Note 4 below.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company maintains its cash in accounts that at times may exceed federally insured limits.

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accounts receivable at December 31, 2023 and has determined that no allowance for doubtful accounts is required.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 3 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 4 – Related Party Transactions

The Company rents office space from LPS Partners LLC. Rent expense paid by LPS Partners LLC on behalf of the Company for the year ended December 31, 2023 amounted to approximately $290,000.

Note 4 – Related Party Transactions (continued)

LPS Partners LLC bears expenses on account of the Company relating to insurance, telecommunications, and other operating expenses. The Company is invoiced for its portion of the expense monthly. During the year ended December 31, 2023, insurance expenses of approximately $682,000 and communications, computer, and data processing expenses of approximately $243,000 were charged by LPS Partners LLC to the Company. In addition, during the year ended December 31, 2023, other operating expenses of approximately $16,000 were charged by LPS Partners LLC to the Company.

The Company paid a Management Fee to LPS Partners LLC in the amount of $756,000 during the year ended December 31, 2023.

As of December 31, 2023, $25,110 was owed by the Company to LPS Partners LLC.

See Note 8 regarding the Company's subordinated borrowings with LPS Partners LLC.

Note 5 – Income Taxes

LPS Partners Inc. elected to convert from a California Corporation into a California Limited Liability Company (LLC) effective May 8, 2017 at this time changing their name to LPS Capital LLC. A final corporate tax return was filed, and the Company is included in the consolidated federal, state and local tax returns filed by its Parent for the activity starting May 9, 2017 going forward.

The components of the income tax provision from continuing operations for the year ended December 31, 2023 are summarized as follows:

Current income tax expense	
Federal	$ -
State and local	2,112
Total	$2,112

The current tax payable is $3,072 at December 31, 2023.

Note 5 – Income Taxes (continued)

Since the Company will be included with its Parent and taxed as a partnership for the year ended December 31, 2023, there is a provision of the local tax, New York City Unincorporated Business

Tax, a California franchise tax fee, and no provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent's members.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures.

The Company is not currently under any examination by federal or state tax authorities. Generally, the Company's tax returns remain open for three years for income tax examination.

Note 6 – Concentrations of Credit Risk

The Company clears all securities transactions through other broker-dealers on a fully disclosed basis. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for the settlement, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. The agreements between the Company and its clearing broker-dealers provide that the Company is obligated to assume any exposure related to non-performance by its customers.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the risk associated within non-performance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis.

The Company seeks to minimize risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers. The Company's cash and securities owned that are held at its clearing brokers are subject to the credit risks of the clearing brokers.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,809,760 which was $1,675,246 in excess of its required net capital. The Company's percentage of aggregate indebtedness to net capital as of December 31, 2023, was 111%.

Note 8 – Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2023 are as follows:

Subordinated note, 1 percent, due May 23, 2024 $1,100,000

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings at December 31, 2023 is $1,100,000.

Note 9 – Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Note 9 – Guarantees (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10 – Revenue From Contracts With Customers

Significant Judgments

Revenue from contracts with customers includes riskless principal transactions, commission income, commodities principal transactions and other fees earned. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Note 10 – Revenue From Contracts With Customers (continued)

Trading Gains or Losses

Riskless Principal Transactions: The Company executes client trades on a riskless principal basis, acting as a contra-broker to the customer's trade. As a riskless principal trader, the Company executes simultaneous buys and sells, adding a "mark-up" to collect compensation.   This compensation and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers		
Trading gains or losses, net		
Riskless principal transactions	$	8,929,551
Total trading gains or losses, net		8,929,551
Commissions		
Brokerage commissions		14,099,214
Total commissions revenue		14,099,214
Commodities trading gains or losses		
Principal transactions		1,390
Total commodities revenue		1,390
Consulting fees		388,317
Total consulting fees		388,317
Total revenue from contracts with customers	$	23,418,472

Note 11– Economic Injury Disaster Loan and Economic Uncertainty Related to COVID-19 and Market Risks

In early 2020, the Coronavirus that causes COVID-19 became a global pandemic. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this disruption. Therefore, the extent of the financial impact to the ongoing operations of the Company and duration cannot be reasonably estimated at this time. Market risks include risks related to pandemics and international conflicts. As of December 31, 2023, the Company had sufficient liquidity to continue operations into the foreseeable future.

In April 2020, the Company was granted an Economic Injury Disaster Loan ("EIDL") administered by the SBA. The Company received a $10,000 advance on the EIDL in April 2020 and received the balance of $150,000 in July 2020. The loan is collateralized by the assets of the Company and accrues interest at 3.75% per annum. The term of the loan is 30 years, and the Company began repayment of the loan in January 2023. During the year ended December 31, 2021, $10,000 of the loan was forgiven.

Note 12 – Subsequent Events

The Company has evaluated subsequent events through February 29, 2024, the date which the financial statements were available to be issued.

Schedule I

LPS Capital LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

Total member's equity qualified for net capital	$	1,849,023
Subordinated borrowings allowable in computation of net capital		1,100,000
Total capital and allowable subordinated liabilities		2,949,023
Total non-allowable assets		(1,139,263)
Net capital before haircuts on securities positions		1,809,760
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1(f))		-
Net capital	$	1,809,760
Total Aggregate Indebtedness:		2,017,706
Computation of basic net capital requirement:		
6 2/3% of aggregate indebtedness	$	134,514
Minimum dollar net capital requirement:	$	100,000
Excess net capital (net capital less minimum dollar capital requirement)	$	1,675,246
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$	1,607,989
Percentage of aggregate indebtedness to net capital		111.49%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2023)

Net capital, as reported in Company's Part II FOCUS Report (unaudited)	$	1,809,760
Audit adjustments		-
Net capital per the preceding	$	1,809,760

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

LPS Capital LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2023

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Report of Independent Registered Public Accounting Firm.

LPS Capital LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2023

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Report of Independent Registered Public Accounting Firm.





LPS Capital LLC
150 E.52nd St, Suite 5001
New York, NY 10022
(212) 441-3800

Schedule IV

Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. § 240.17a-5 of the U.S. Securities and Exchange Commission ("SEC")

To the best of its knowledge and belief, LPS Capital LLC (the "Company") states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in paragraph (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. - (the "identified exemption provisions"). The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023 without exception.

LPS Capital LLC

I, __John Tarleton_, affirm that, to the best of my knowledge and belief, this Exemption Report is complete and accurate.

By: [signature]

Title:___President______________

Date:___02/29/2024______________



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
LPS Capital LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LPS Capital LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 29, 2024



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of
LPS Capital LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of LPS Capital LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.



BDG-CPAs, PC
Ridgewood, NJ
February 29, 2024



BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Member of LPS Capital LLC:

In planning and performing our audit of the financial statements of LPS Capital LLC (the "Company") as of December 31, 2023 and for the year then ended, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purpose in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2023, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the CFTC, the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.



BDG-CPAs
Ridgewood, NJ
February 29, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
LPS CAPITAL LLC	8-68706

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

---

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 23,418,472.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 23,418,472.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

  b Revenues from commodity transactions. $ 1,390.00

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. $ 5,742,875.00

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.

    Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income $ 51,709.00

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b $ 51,709.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 5,795,974.00



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 17,622,498.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 26,433.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 13,652.00	
11	**a** Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 13,652.00		
	d Add lines 11a through 11c		$ 13,652.00	
12	**LESSER** of line 10 or 11d.			$ 13,652.00
13	**a** Amount from line 8		$ 26,433.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 13,652.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 12,781.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 12,781.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-68706	DEA: FINRA	2023	Dec

MEMBER NAME LPS CAPITAL LLC
MAILING ADDRESS 150 EST 52ND ST STE 5001
NEW YORK, NY 10022
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

LPS CAPITAL LLC
(Name of SIPC Member)

Gerianne Greer
(Authorized Signatory)

2/28/2024
(Date)

ggreer@lpscptl.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.